UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                		Wrong cik filing

		Reference # for erroneous filing:

		accession # 0001088115-06-000005
		submission type:sc 13g
		date of submission: 12/29/2006

	"THE REFERENCED FILING WAS SUBMITTED IN ERROR AND SHOULD BE DISREGARDED"